Exhibit 21.1

Subsidiaries of Emerge Energy Services L.P.

Name of Subsidiary	Jurisdiction of Organization
Allied Energy Company LLC	Alabama
Allied Renewable Energy, LLC	Delaware
Direct Fuels LLC	Delaware
Emerge Energy Services Operating LLC	Delaware
Superior Silica Sands LLC	Texas